Exhibit 12(b)

General Electric Company

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months
ended
March 31,
2011
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$7,303
Plus:
Interest and other financial charges included in expense(b)	3,879
One-third of rental expense(c)	142
Adjusted “earnings”	$11,324

Fixed charges:
Interest and other financial charges included in expense(b)	$3,879
Interest capitalized	6
One-third of rental expense(c)	142
Total fixed charges	$4,027

Ratio of earnings to fixed charges	2.81

Preferred stock dividend requirements	$75

Ratio of earnings before provision for income taxes to earnings from continuing operations	2.12

Preferred stock dividend factor on pre-tax basis	$159
Fixed charges	4,027
Total fixed charges and preferred stock dividend requirements	$4,186

Ratio of earnings to combined fixed charges and preferred stock dividends	2.71

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.